

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

<u>Via Facsimile</u>
Mr. Richard A. Doyle
Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

   RE: **Senior Housing Properties Trust**
       Form 10-K for the period ended December 31, 2010
       Filed February 24, 2011
       File No. 1-15319

Dear Mr. Doyle:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Daniel L. Gordon

                Daniel L. Gordon
                Branch Chief